Valeo

RECEIVED

2007 JUN 11 A 8:53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100F Street NE
Washington, D.C. 20549
USA

07024347

Paris, June 1st, 2007

File n° 82 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

According to our telephone conversation today, please find herewith attached the press releases that do not reached you:

- February 12, 2007: Full Year 2006 Results
- April 25, 2007: First Quarter Results 2007
- May 16, 2007: Translation of the Prospectus relating to the description of the Share Buy-back Program
- May 21, 200: Valeo 2007 Annual General Meeting.

Yours faithfully,

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

p/r **Rémy Dumoulin**
Investor Relations Director

Encl. 3

dw 6/12

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Valeo

RECEIVED

2007 JUN 11 A 8:73

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, May 22, 2007

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated May 21, 2007 concerning Valeo 2007 Annual General Meeting.

Yours faithfully,

p/o

Rémy Dumoulin
Investor Relations Director

Encl. 3

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

07.12

Valeo: Combined Annual General Shareholders' Meeting 2007

Paris, France, May 21, 2007 – Valeo's Annual General Shareholders' Meeting (AGM) was held today under the chairmanship of Thierry Morin, Valeo Chairman & CEO, and was followed by a Board meeting.

2006 results and outlook
The AGM approved Valeo's 2006 accounts which were published on February 12th 2007.

In 2006, the Valeo Group, compared with most of its competitors, was able to better weather the steep rise in commodity prices and the slowdown in automotive output in North America and Western Europe thanks to its diversified customer base, a recovery in the aftermarket and rigorous cost management. Total operating revenues rose by 2.6% to 10,086 million euros and net income attributable to the company's shareholders stood at 161 million euros versus 142 million euros in 2005.

Thierry Morin presented to the shareholders Valeo's strategy built on operational excellence and technological innovation as the differentiating factors. Valeo will continue to re-focus its product portfolio on its three Domains: Driving Assistance, Powertrain Efficiency and Comfort Enhancement, through targeted acquisitions and divestments. This strategy should enable Valeo to reach an operating margin of 6% in 2010.

Dividend
The AGM approved the payment of a dividend of 1.1 euro per share, unchanged compared with the previous year. The profit pay-out comes to 53% versus 62% in 2005. It is expected to be paid as of June 1st 2007.

Renewal and appointment of nine Board Members
The AGM renewed the mandates of Messrs. Pierre Alain De Smedt, Philippe Guédon, Thierry Morin and Erich Spitz as Board Members.
It ratified the co-optation of Ms Helle Kristoffersen and of Mr Georges Pauget and renewed their mandates.
It appointed Messrs. Gérard Blanc, Pascal Colombani and Lord Jay of Ewelme.
Valeo's Board is thus comprised of 11 Board members.

The resolutions sponsored by Pardus aiming for the appointment of eight Board Members, which had not been recommended by the Board, were rejected.

Valeo

Financial authorizations
The resolutions relative to the financial authorizations delegated to the Board of Directors were adopted with the exception of resolutions 19, 20 and 22 relating to authorizations for a capital increase without preferential subscription rights.

The voting details by resolution are available on the Group's Web site.

Board of Directors
After the AGM, the Board of Directors re-elected Thierry Morin as Chairman & CEO.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 131 production sites, 68 R&D centers, 9 distribution platforms, and employs 71,100 people in 29 countries worldwide.

For all additional information, please contact:
Kate Philipps, Group Communications Director, Tel: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel: +33 1.40.55.29.30

For more information about the Group and its activities, please visit our web site www.valeo.com

RECEIVED

2007 JUN 11 A 8: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, May 18, 2007

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed the translation of the Prospectus relating to the description of the share buy-back program subject to the Combined Shareholders' Meeting that will be held on May 21, 2007.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 3

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

A French *société anonyme* with a capital of € 232,741,851
Registered office: 43, rue Bayen - 75017 Paris
Registry of Commerce and Companies of Paris 552 030 967

DESCRIPTION OF THE SHARE BUY-BACK PROGRAM

TO BE SUBMITTED FOR APPROVAL TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING TO BE HELD ON MAY 21, 2007

Prepared in accordance with Articles 241-1 *et seq.* of the General Rules of the *Autorité des marchés financiers* (AMF), this description of the share buy-back program aims to indicate the objectives, terms and conditions of the new share buy-back program of Valeo (the "Company") to be submitted for approval to the ordinary and extraordinary shareholders' meeting to be held on May 21, 2007.

Valeo is an independent industrial group fully dedicated to the design, manufacturing and sale of components, integrated systems and modules for cars and heavy trucks.

The Company's shares are listed on Eurolist by Euronext.

A. – MAIN FEATURES OF THE NEW SHARE BUY-BACK PROGRAM

Valeo's Board of Directors would like the Company to continue to have access to a share buy-back program.

For such purpose, the Ordinary and Extraordinary Shareholders' Meeting to be held on May 21, 2007 will be asked to put an end to the fifth resolution adopted by the Shareholders' Meeting of May 17, 2006 and to authorize, through a vote approving the fifth resolution, the implementation of a new share buy-back program, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code, Title IV of Book II of the AMF General Rules and EC Regulation no. 2273/2003 dated December 22, 2003.

1°) Date of the Shareholders' Meeting called to Authorize the New Share Buy-Back Program

The new share buy-back program will be submitted for approval to the Ordinary and Extraordinary Shareholders' Meeting of May 21, 2007.

2°) Number of Shares and Interest held by the Issuer

As at May 15, 2007, the total number of shares directly or indirectly held by Valeo is 590,353 shares, representing 0.76% of the Company's capital.

3°) Breaking-down per Objectives of the Shares held by Valeo

As at May 15, 2007,

- 559,377 shares (617,704 shares as at end of December 2006 – 58,327 stock option purchase as at May 15, 2007) are allocated for hedging in connection with the stock option purchase plans of the Company; and

- 25,000 shares are allocated for implementing the liquidity agreement entered into with CA Cheuvreux on April 22, 2004 and amended on June 24, 2005, in accordance with the ethical charter of the *Association Française des Entreprises d'Investissement* (A.F.E.I.) approved by the AMF on March 22, 2005.

4°) Objectives of the New Share Buy-Back Program

Under the new share buy-back program that will be submitted to the Ordinary and Extraordinary Shareholders' Meeting of May 21, 2007, Valeo is considering repurchasing its shares, or having its shares repurchased, with a view:

- to implement stock option purchase plans of the Company under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;
- to grant or transfer shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;
- to deliver shares at the time of the exercise of rights attached to securities giving access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise;
- to cancel all or part of the securities so repurchased, subject to the adoption by the Extraordinary Shareholders' Meeting of the twenty-fourth resolution below and pursuant to the terms mentioned therein;
- to deliver shares (for exchange, payment or otherwise) as part of external growth, merger, spin-off or contribution transactions; or
- to have a provider of investment services act on the secondary market or act on the liquidity of Valeo shares under a liquidity agreement in compliance with the ethical charter recognized by the *Autorité des marchés financiers*; or

- to have a provider of investment services carry out purchases, sales or transfers through any means, in particular in the context of transactions carried out off-market.

Bought-back securities may be cancelled pursuant to the seventeenth resolution adopted by the Ordinary and Extraordinary Shareholders' Meeting of May 3, 2005 and effective until July 3, 2007.

5°) <u>Maximum Proportion of Capital to be Purchased and Maximum Number of Securities that may be Acquired under the New Share Buy-Back Program</u>

The maximum proportion of the Company's share capital that may be bought back under the new share buy-back program shall be 10% of the total number of shares comprising the Company's capital (for information purposes, the total capital is composed of 77,580,617 shares as at May 15, 2007).

In accordance with Article L. 225-210 of the French Commercial Code, the number of shares that Valeo can hold at any time may not exceed 10% of the shares comprising the Company's capital on the date in question.

Considering the securities already held, *i.e.* 584,377 shares as at May 15, 2007 (0.75% of the capital) and subject to possible adjustments affecting the Company's share capital subsequent to the Ordinary and Extraordinary Shareholders' Meeting of May 21, 2007, 7,1173,685 shares (9.25% of the capital) may be bought back.

Securities that Valeo is proposing to acquire are exclusively shares.

6°) <u>Maximum Unit Purchase Price</u>

The maximum purchase price for the shares under the new share buy-back program shall be € 60 per share; it being specified that such price may be adjusted in case of change in the share's par value, capital increase by capitalizing reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or any other assets, depreciation of the capital, or any other transaction affecting shareholders' equity, in order to take into account the effect of such transactions on the stock price.

The overall maximum amount authorized for the completion of the new share buy-back program shall be € 600 million, including costs and fees. Valeo may use all of the authorized program.

7°) <u>Term of the New Share Buy-Back Program</u>

In accordance with the fifth resolution that will be submitted to approval during the Ordinary and Extraordinary Shareholders' Meeting of May 21, 2007, the new share buy-back program may be implemented over an eighteen-month period following the date of the Meeting, *i.e.* until November 21, 2008.

B. – SYNTHESIS OF THE TRANSACTIONS CARRIED OUT ON TREASURY SHARES BY VALEO FROM MAY 13, 2006 TO MAY 15, 2007

Percentage of capital directly or indirectly held by the Company as at May 15, 2007: **0.75%**

Number of shares cancelled during the last 24 months: **6,250,000**

Number of shares held in portfolio as at May 15, 2007: **584,377**

Book value of the portfolio as at May 15, 2007: **€ 19,325,353.00**

Market value of the portfolio as at May 15, 2007: **€ 23,427,673.93**

1°) Transactions carried out from May 18, 2006 to May 15, 2007

Pursuant to its fifth resolution, the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2006 authorized the Board of Directors to buy back shares of the Company.

Under such program, the transactions carried out on treasury shares during the period between May 18, 2006 and May 15, 2007 were as follows:

	Cumulated Gross Flows		Positions Opened as at May 15, 2007			
	Purchases	Sales/Transfers	Positions Opened for Purchase		Positions Opened for Sale	
Period between 18/05/2006 to 15/05/2007						
Number of Shares	**932,001**	**1,054,501**	Purchased Stock Options	Future Purchases	Sold Stock Options	Future Sales
Average Maximum Expiry Date						
Average Price for the Transaction (€)	**29.35**	**29.56**				
Average Exercise Price (€)						
Amounts (€)	**27,356,406.53**	**31,173,314.61**				

All the purchases and sales of securities mentioned in the cumulated gross flows scheduled above were carried out under the liquidity agreement entered into with CA Cheuvreux on April 22, 2004, as amended on June 24, 2005. Valeo did not use any derivative products in the context of this program.

In addition, in May and June 2005, Valeo bought back a global number of 6,250,000 shares (*i.e.* approximately 7.5% of the capital) at a price of € 40 per share (the "Offer"), in the context of (i) a simplified public tender offer (*offre publique d'achat simplifiée* ("OPAS")) carried out under the share buy-back program authorized by the Shareholders' Meeting of May 3, 2005 and (ii) a public tender offer to repurchase shares (*offre publique de rachat d'actions* ("OPRA")) carried out pursuant to the sixteenth resolution voted by this Meeting. The final number of shares repurchased under the OPAS was set at 3,927,603 shares (the number of shares repurchased under the OPRA being set at 2,322,397 shares) and the acquisition price for such 3,927,603 shares amounted to € 157,104,120. These shares were cancelled by the Board of Directors during its meeting of June 20, 2005.

2°) Transactions carried out from May 13, 2006 to May 17, 2006

For the period between May 13, 2006 (day following the date on which the report of the previous share buy-back program was prepared) and May 17, 2006, the transactions carried out on the treasury shares under the share buy-back program authorized by the Ordinary and Extraordinary Shareholders' Meeting of April 5, 2004 were as follows:

	Cumulated Gross Flows		Positions Opened as at May 17, 2006			
	Purchases	Sales/Transfers	Positions Opened for Purchase		Positions Opened for Sale	
Period between 05/13/2006 to 05/17/2006						
Number of Shares	**60,000**	**17,500**	Purchased Stock Options	Future Purchases	Sold Stock Options	Future Sales
Average Maximum Expiry Date						
Average Price for the Transaction (€)	**31.52**	**33.91**				
Average Exercise Price (€)						
Amounts (€)	**1,891,400.00**	**593,455.69**				

All the purchases and sales of securities mentioned in the cumulated gross flows scheduled above were carried out under the aforementioned liquidity agreement. Valeo did not use any derivative products in the context of such program.

Valeo

RECEIVED

2007 JUN 11 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, April 25, 2007

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated April 24, 2007 concerning our First Quarter Results 2007.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 3

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Valeo

Communiqué de presse
Press release

07.07

Valeo First Quarter 2007 Results

PARIS, France, 24 April 2007 — Following today's meeting of its Board of Directors, Valeo presented its consolidated accounts for the first quarter 2007.

In millions of euros	1 January - 31 March (non audited)		
	2007	**2006**	**change**
Total operating revenues	**2,640**	2,654	-0.5%
Gross margin	**396**	415	-4.6%
% of sales	***15.2%***	*15.8%*	*-0.6pt*
Operating income	**79**	61	+29.5%
% of total revenues	***3.0%***	*2.3%*	*+0.7pt*
Net income (attributable to shareholders)	**33**	23	+43.5%
% of total revenues	***1.3%***	*0.9%*	*+0.4pt*
Basic earnings per share (in euros)	**0.42**	0.29*	+44.8%

** of which -0.02 euro for non-strategic activities*

Group results for first quarter 2007

In the first quarter of 2007 Valeo's **total operating revenues** were 2,640 million euros, down 0.5% versus the first quarter 2006. Excluding the impact of exchange rates (-2%) and perimeter changes (-0.5%), growth was 2% and reached 5% in the aftermarket.

The quarterly **gross margin** was 396 million euros (15.2% of sales) as compared with 415 million euros (15.8% of sales) in 2006, representing a fall of 4.6%. The gross negative impact of the rise in raw material prices was 2.2 margin points.

The Group's **operating income** increased by 29.5% to 79 million euros (3.0% of total operating revenues) versus 61 million euros (2.3%) in the first quarter 2006. This performance reflects a reduction in net research and development expenditure and selling and administrative expenses and the favorable outcome of a commercial litigation.

Basic earnings per share was up by 44.8% to 0.42 euro versus 0.29 euro for the first quarter 2006.

At 31 March 2007, Valeo's **net financial debt** was 966 million euros, compared to 1,072 million euros at 31 March 2006. The debt-to-equity ratio was 54%, down by five points as compared with 31 March 2006.

Valeo

Highlights

- Valeo continued its expansion in Asia with the opening of sites in Puzan, Korea (Engine Cooling) and Foshan, China (Lighting Systems).
- The Group received several awards from customers, including five from Toyota Europe, in particular the Superior Performance Award in Quality and an EcoTech award from PSA Peugeot Citroen.
- The Volkswagen Touran, equipped with Valeo's Park4U™ system which enables a driver to park the car automatically in less than 15 seconds, was launched in the European market during the quarter.
- Just after the end of the quarter, Valeo Raytheon was awarded a 2007 PACE Award in Detroit for its Blind Spot Detection System. This is the Group's third consecutive PACE Award following those received for the StARS micro-hybrid system in 2006 and the LaneVue™ Lane Departure Warning System in 2005.

Outlook

In line with its outlook, Valeo anticipates a drop in European and North American automotive production in the second quarter. For the full year the Group expects an improvement in its operating margin due in particular to increasing automotive production levels and ongoing rigorous management.

Moreover, the Group continues to examine the indications of interest which it has received. The market will be informed at the appropriate time of any eventual developments.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 131 production sites, 68 R&D centers, 9 distribution platforms, and employs 71,100 people in 29 countries worldwide.

For all additional information, please contact:
Kate Philipps, Group Communications Director, Tel: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel: +33 1.40.55.29.30

For more information about the Group and its activities, please visit our web site www.valeo.com

Valeo

RECEIVED
2007 JUN 11 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, February 15, 2007

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated February 12, 2007 concerning Full Year 2006 Results.

Yours faithfully,

pp

Rémy Dumoulin
Investor Relations Director

Encl. 1

Valeo

Communiqué de presse
Press release

07.01

2006 Results

Paris, France, February 12, 2007 – Following a meeting of the Board of Directors, Valeo announced its audited results for 2006.

(in euro millions)	2006	2005	% change
Total operating revenues	10,086	9,834*	+ 2.6%
Gross margin[1]	1,539	1,559*	-1.3%
% of sales	15.4%	*16.0%*	*-0.6 pt*
Operating margin[2]	341	374*	-8.8%
% of total revenues	3.4%	*3.8%*	*-0.4 pt*
Net income attributable to the company's shareholders	161	142*	+13.4%
Net income per share (€)	2.10	1.80*/**	+16.7%
Net debt	968	1,080	-10.4%

** as required by IFRS norms, this data has been restated, mainly relating to non-strategic activities (IFRS 5 criteria).*
*** including 0.47 euro and -0.15 euro respectively for non-strategic activities in 2006 and 2005.*

Customer diversity, the recovery of the aftermarket business and rigorous management lessened the impact on margins of the decline in automotive production in the Group's key markets and the increase in raw material prices. Valeo has entered 2007 with reinforced competitiveness in the areas of quality, industrial organization and technological innovation. The sale of the Electric Motors and Actuators business reflects the rationalization of Valeo's portfolio and enhances the Group's financial resources.

Annual results

At 10,086 million euros, total operating revenues were up by 2.6% compared to 2005. Changes in perimeter had a positive impact of 1.5%, and currency fluctuations accounted for 0.6% of the increase in sales. On a like-for-like basis, and restated to take into account deflation in sales prices at identical functions, total operating revenues increased by 4.3%.

---

[1] Net sales less cost of sales
[2] Operating income before other income and expenses

The gross margin was down by 1.3% to 1,539 million euros, representing 15.4% of sales, compared to 16.0% in 2005. The rising cost of raw materials reduced the gross margin by 0.7 points.

Taking into account 70 million euros of other expenses (50 million euros in 2005), operating income was 271 million euros (2.7% of total operating revenues) compared to 324 million euros (3.3%) in 2005.

Net income attributable to Valeo shareholders was 161 million euros, compared to 142 million euros in 2005. It includes a contribution of 36 million euros from the Electric Motors and Actuators business on December 27, 2006, and 38 million euros from the sale of the Logitec logistics business and the financial investment in Parrot.

Cash flow and debt levels

At December 31, 2006, Valeo's net debt totaled 968 million euros, down by 112 million euros compared to January 1, 2006. This change reflects in particular the sale of the Electric Motors and Actuators business (impact of 122 million euros) and payments to shareholders (89 million euros), with free cash flow[3] remaining positive (26 million euros). At December 31, 2006, the debt-to-equity ratio was 55%, compared to 63% at January 1, 2006.

Highlights

Valeo continued to rationalize its business portfolio. The Electric Motors and Actuators business was sold to the Japanese group Nidec at the end of the year, and the Logitec logistics business and the financial investment in Parrot were also sold. At the same time, the potential of the Group's thermal and lighting systems businesses was reinforced, respectively through the acquisition of 50% of the Korean radiator manufacturer Threestar and the creation of a joint venture in China with Ichikoh. Valeo also signed a Memorandum of Understanding with a view to buying a thermal systems plant in North America from Ford.

The Group's competitiveness was reinforced. Quality indicators improved for the fifth consecutive year, and the Group continued to optimize its industrial footprint. Following the measures taken during the year, 54% of the production workforce was located in leading competitive-cost countries at end 2006, compared to 51% at end 2005 and 38% in 2001. In addition, Valeo continued to successfully promote its innovative technologies, receiving its first order for the Park4U™ semi-automatic park assist system.

The Group's improved worldwide competitiveness was reflected in the order intake vs. sales ratio, which was 1.3, the highest level since 2001.

[3] Extra-accounting aggregate: cash flow less taxes less change in working capital requirements less financial expenses plus subsidies less gross tangible and intangible investments.

Valeo

Proposed dividend

Taking into account the level of results and shareholder payments during the year, the Board of Directors will propose to the Annual General Meeting of Shareholders to maintain a dividend of 1.10 euro per share.

Outlook

The expected stabilization in automotive production in the Group's key markets is not expected to occur before the second half of 2007. In this context, and assuming a stabilization of raw material prices, Valeo aims to improve its operational profitability by stepping up efforts to increase competitiveness. The Group is launching a re-engineering of its principle functions in order to optimize its resources and processes.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 129 production sites, 68 R&D centers, 9 distribution platforms, and employs 69,800 people in 29 countries worldwide.

For all additional information, please contact:
Kate Philipps, Group Communications Director, Tel: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel: +33 1.40.55.29.30

Simplified accounts for the fourth quarter

(in € million)	2006*	2005*	% change
Total operating revenues	2,514	2,511**	+ 0.1%
Gross margin	369	390**	-5.4%
% of sales	14.9%	*15.7%*	*-0.8 pt*
Operating margin	74	94**	-21.3%
% of total revenues	2.9%	*3.7%*	*-0.8 pt*
Net income attributable to the company's shareholders	60	41	+46.3%
% of total revenues	2.4%	*1.6%*	*+0.8 pt*

** unaudited*
*** as required by IFRS norms, this data has been restated, mainly relating to non-strategic activities (IFRS 5 criteria).*

END